Sparrow Vision Inc.

(a Delaware Corporation)

Audited Financial Statements

As of December 31, 2020 and December 31, 2019

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Sparrow Vision Inc.

Table of Contents



Independent Auditor's Report

April 29, 2021
To: Board of Directors of Sparrow Vision Inc.
Attn: Joseph Chin, CEO
Re: 2020 and 2019 Financial Statement Audit – Sparrow Vision Inc.

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Sparrow Vision Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Sparrow Vision Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Sparrow Vision Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sparrow Vision Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sparrow Vision Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sparrow Vision Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
April 29, 2021

SPARROW VISION, INC.
BALANCE SHEET
Years Ended December 31, 2020 and December 31, 2019
(Audited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	$ 821,060	$ 539,137
Total Current Assets	**821,060**	**539,137**
Total Assets	**821,060**	**539,137**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	3,098	0
Credit cards	35,017	37,909
PPP Loan	58,005	0
Total Current Liabilities	**96,121**	**37,909**
Total Liabilities	**96,121**	**37,909**
Stockholders' deficit		
Common Stock, $0.0001 par value; 75,000,000 authorized; 48,600,000 issued and outstanding	486	486
Additional paid-in capital	-	-
Additional paid-in capital - SAFEs	1,836,051	725,000
Founders Contribution	2,219	2,219
Retained earnings	(1,113,816)	(226,477)
Total Stockholders' Deficit	**724,940**	**501,228**
Total Liabilities and Stockholders' Deficit	$ 821,060	$ 539,137

SPARROW VISION, INC.
INCOME STATEMENT
Years Ended December 31, 2020 and December 31, 2019
(Audited)

	2020	2019
Revenues	$ -	$ -
Cost of revenues	-	-
Net Profit	**-**	**-**
Operating Expenses		
General and administrative	119,795	31,023
Payroll	332,289	83,060
Legal and professional	102,400	-
Sales and marketing	17,849	-
Product development	315,006	111,776
Total Operating Expenses	**887,339**	**225,858**
Other Income/(Expense)		
Other income	-	1,600
Total other income	**-**	**1,600**
Net Income (Loss)	**$ (887,339)**	**$ (224,258)**

SPARROW VISION, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2020 and 2019

(Audited)

	Class A Common Stock		Class B Common Stock		Additional Paid in Capital	SAFE Notes	Founders Contribution	Retained Earnings	Total Stockholders' Deficit
	Shares	Value	Shares	Value					
Balance as of January 1, 2019	-	-	48,600,000	486	-	-	2,219	(2,219)	486
Issuance of SAFE Notes	-	-	-	-	-	725,000	-	-	725,000
Net loss	-	-	-	-	-	-	-	(224,258)	(224,258)
Balance as of December 31, 2019	-	-	48,600,000	486	-	725,000	2,219	(226,477)	501,228
Issuance of SAFE Notes	-	-	-	-	-	1,111,051	-	-	1,111,051
Net loss	-	-	-	-	-	-	-	(887,339)	(887,339)
Balance as of December 31, 2020	-	-	48,600,000	486	-	1,836,051	2,219	(1,113,816)	724,940

SPARROW VISION, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2020 and 2019
(Audited)

	2020	2019
Cash Flows from Operating Activities		
Net Income (Loss)	$ (887,339)	$ (224,258)
Changes in operating assets and liabilities:		
Increase (Decrease) in accounts payable	3,098	-
Increase (Decrease) in credit cards	(2,892)	37,909
Net cash provided by (used in) operating activities	**(887,133)**	**(186,349)**
Cash Flows from Investing Activities		
Net cash used in investing activities	-	-
Cash Flows from Financing Activities		
PPP Loan	58,005	-
Proceeds from issuance of SAFE notes	1,111,051	725,000
Net cash used in financing activities	**1,169,056**	**725,000**
Net change in cash and cash equivalents	**281,923**	**538,651**
Cash and cash equivalents at beginning of period	539,137	486
Cash and cash equivalents at end of period	$ **821,060**	$ **539,137**

SPARROW VISION, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Sparrow Vision, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on May 10, 2018. The Company provides personalized feedback on your golf swing using advanced AI technology. The Company's headquarters are in New York, New York. The company began operations in 2018.

Since Inception, the Company has relied on contributions from owners, the issuance of SAFE notes, and securing loans to fund its operations. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of

December 31, 2020 and 2019, the Company had $821,060 and $539,137 of cash on hand, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2020 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling app subscriptions. The Company's payments are generally collected upfront. As of December 31, 2020 and 2019, the Company has $0 and $0 of revenue, respectively.

In 2019, the Company had other income of $1,600 related to consulting income.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $17,849 and $0, respectively, for the years ended December 31, 2020 and 2019.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – LOANS

PPP Loan

In June 2020 the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration through JP Morgan Chase for a total of $58,005. The loan matures on June 2025 and has an interest rate of 0.98%. The Company can apply for forgiveness of the amount due for costs incurred for payroll costs, payment on a covered rent obligation, and any covered utility payment.

NOTE 4 – RELATED PARTY

The founders of the Company also began an application development agency, SourcePad, which provides services to the Company for fees comparable to fees charged to an unaffiliated third party at arms-length rates. For the years ended December 31, 2020 and 2019 payments to Source Pad totaled $195,283 and 108,712, respectively.

NOTE 5 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2020 and 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 6 – EQUITY

Common Stock – Class A

Under the certificate of incorporation, the Company has authorized the issuance of up to 25,000,000 shares of common stock – Class A, at a $0.00001 par value. As of December 31, 2020, no shares of common stock – Class A have been issued and none are outstanding. Common stock – Class A is entitled to one (1) vote per share

Common Stock – Class B

Under the certificate of incorporation, the Company has authorized the issuance of up to 50,000,000 shares of common stock – Class B, at a $0.00001 par value. As of December 31, 2020 and December 31, 2019, 48,600,000 shares of common stock – Class B have been issued and are outstanding. Common stock – Class B is entitled to ten (10) votes per share.

Additional Paid-In Capital – SAFEs

In 2019, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $725,000. The SAFEs are automatically convertible into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the lesser of 80% of the price per share of stock received by the Company in an Equity Financing or the price per share equal to the quotient of $7,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

In 2020, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $1,111,051. The SAFEs are automatically convertible into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the lesser of 80% of the price per share of stock received by the Company in an Equity Financing or the price per share equal to the quotient of $7,000,000 or 9,000,000, individual SAFEs varying, divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $3,000,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $3,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form CF, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal LLC (the "Intermediary" aka "Wefunder"). The Intermediary will be entitled to receive a 6.5% commission fee of total fundraise.

Management's Evaluation

Management has evaluated subsequent events through April 29, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.